                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                               (Amendment No. 8)

                   Under the Securities Exchange Act of 1934



                        PERRY ELLIS INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   868610106
                    --------------------------------------
                                (CUSIP Number)

                                 SCHEDULE 13G

---------------------------------
CUSIP No. 868610106
---------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       George Feldenkreis
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                   (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
                      5  SOLE VOTING POWER

    NUMBER OF            1,576,325
                      ----------------------------------------------------------
      SHARES          6  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            445,215
                      ----------------------------------------------------------
       EACH           7  SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             1,576,325
                      ----------------------------------------------------------
      WITH:           8  SHARED DISPOSITIVE POWER

                         445,215
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,021,540/1/
--------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       30.0%/2/
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------

______________________
       /1/ Represents 1,176,325 shares of Perry Ellis common stock owned directly by Mr. Feldenkreis, 361,525 shares of Perry Ellis common stock owned by GFX, Inc. (f/k/a Carfel, Inc.), of which Mr. Feldenkreis is a director, executive officer and principal shareholder, 83,690 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Mr. Feldenkreis is an officer and director and 400,000 shares of Perry Ellis common stock held pursuant to the grant of stock options.

       /2/ Calculated on the basis of 6,337,440 shares of Perry Ellis common stock outstanding on December 31, 2001.

                                 SCHEDULE 13G

---------------------------------
CUSIP No. 868610106
---------------------------------

--------------------------------------------------------------------------------
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       GFX, Inc. (f/k/a Carfel, Inc.)
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                  (b) [_]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       U.S.A.
--------------------------------------------------------------------------------
                      5  SOLE VOTING POWER

    NUMBER OF            -0-
      SHARES          ----------------------------------------------------------
                      6  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            361,525
                      ----------------------------------------------------------
       EACH           7  SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             -0-
                      ----------------------------------------------------------
      WITH:           8  SHARED DISPOSITIVE POWER

                         361,525
--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       361,525
--------------------------------------------------------------------------------
  10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.7%/1/
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------

__________________________
       /1/ Calculated on the basis of 6,337,440 shares of Perry Ellis common stock outstanding on December 31, 2001.

Item 1(a).  Name of Issuer:

            Perry Ellis International, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3000 N.W. 107/th/ Avenue
            Miami, Florida 33172

Item 2(a).  Name of Person Filing:

            George Feldenkreis and GFX, Inc. (f/k/a Carfel, Inc.)

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            3000 N.W. 107/th/ Avenue
            Miami, Florida 33172

Item 2(c).  Citizenship: See Item 4 on Cover Page

            U.S.A.

Item 2(d).  Title of Class of Securities:

            Common Stock, $.01 Par Value

Item 2(e).  CUSIP Number:

            868610106

Item 3      If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership:

I.   George Feldenkreis

     (a)    Amount Beneficiary Owned: 2,021,540/1/ shares.


_____________________
     /1/ Represents 1,176,325 shares of Perry Ellis common stock owned directly by Mr. Feldenkreis, 361,525 shares of Perry Ellis common stock owned by GFX, Inc. (f/k/a Carfel, Inc.), of which Mr. Feldenkreis is a director, executive officer and principal shareholder, 83,690 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Mr. Feldenkreis is an officer and director and 400,000 shares of Perry Ellis common stock held pursuant to the grant of stock options.

     (b)    Percent of Class:  30.0%/1/
                               -----

     (c)    Number of shares as to which such person has:

            (i)   sole power to vote or to direct to vote                1,576,325
                                                                         ---------

            (ii)  shared power to vote or to direct the vote               445,215
                                                                           -------

            (iii) sole power to dispose or to direct the disposition of  1,576,325
                                                                         ---------

            (iv)  shared power to dispose or to direct disposition of      445,215
                                                                           -------

II.  GFX, Inc. (f/k/a Carfel, Inc.)

     (a)    Amount Beneficiary Owned:  361,525 shares.
                                       --------------

     (b)    Percent of Class:  5.7%/1/
                               ----

     (c)    Number of Shares as to which such person has:

            (i)   sole power to vote or to direct to vote                      -0-
                                                                           -------

            (ii)  shared power to vote or to direct the vote               361,525
                                                                           -------

            (iii) sole power to dispose or to direct the disposition of        -0-
                                                                           -------

            (iv)  shared power to dispose or to direct disposition of      361,525
                                                                           -------

Item 5.           Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not applicable.

___________________________
       /1/ Calculated on the basis of 6,337,440 shares of Perry Ellis common stock outstanding on December 31, 2001.

Item 8.     Identification and Classification of Members of the Group:

            Not applicable.

Item 9.     Notice of Dissolution of Group:

            Not applicable.

Item 10.    Certification:

            Not applicable.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 13, 2002.               /s/ George Feldenkreis
                                         ---------------------------------------
                                         George Feldenkreis



Dated: February 13, 2002.               GFX, INC.


                                         /s/ George Feldenkreis
                                         ---------------------------------------
                                         By: George Feldenkreis, President